January 14, 2009

VIA EDGAR AND FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Kevin L. Vaughn, Accounting Branch Chief

Re:	Varian Medical Systems, Inc.
Form 10-K for the Year Ended September 26, 2008
Filed November 24, 2008
File No. 001-07598

Ladies and Gentlemen:

On behalf of Varian Medical Systems, Inc. (the “Company”), this letter responds to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing in a letter dated December 23, 2008. For your convenience, the response is keyed to the comments in the letter.

Form 10-K for the Year Ended September 26, 2008

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

Liquidity and Capital Resources, page 72

1.	With respect to your contractual obligations table on page 77, we note that you exclude your benefit payments to participants and contributions to be made under your defined benefit pension plans and your post- retirement plans. Please address the following:

•	Please explain to us why you do not believe these amounts are required to be included in the contractual obligations table.

•

To the extent that you continue to not be able to reasonably estimate the future payments for the above-referenced items, please revise future filings to disclose, at a minimum, the total amounts of the related obligations within your contractual obligation table.

Division of Corporation Finance

Securities and Exchange Commission

January 14, 2009

The Company respectfully advises the Staff that, as stated in the “Contractual Obligations” section of Item 7, the Company did not include obligations related to the defined benefit pension plans and the post-retirement benefit plan in the contractual obligations table as the timing and amounts of future payments are not contractually fixed and, as discussed below, cannot be reasonably estimated. Item 7 referred the reader to the detailed discussion of these benefit plans in Note 9 “Retirement Plans” to the Company’s Consolidated Financial Statements.

The Company’s primary obligation related to its defined benefit pension plans is to make contributions in accordance with methodologies required in each of the jurisdictions in which the plans are offered. Required contributions are determined by actuarial valuations, which typically must be performed every one to three years based on a mandated set of methods and assumptions (the requirements vary by jurisdiction). The plan gains and losses caused by investment experience, changes in the economic and demographic assumptions used to perform the valuation, employee turnover, legislative changes and other factors have a significant impact on funding requirements from year to year. As a result, the Company is not able to reliably estimate, beyond next year, the future period contributions to fund its defined benefit pension plans. The Company believes a significant portion of the expected benefit payments under its defined benefit pension plans, as disclosed in Note 9 “Retirement Plans,” will be made from the $104.0 million of plan assets reported as of September 26, 2008.

The Company’s primary obligation related to its post-retirement benefit plan is to make contributions to the plan each year in order to fund that year’s benefit payments. Because the Company’s contributions to the plan and the benefit payments to the participants are expected to be the same, i.e., not impacted by any investment gain or loss on plan assets or legislative requirements governing the funding levels of the plan, the Company believes that the expected benefit payments to participants from fiscal year 2009 to fiscal year 2018, as disclosed in Note 9 “Retirement Plans” to its Consolidated Financial Statement, are reasonable estimates of expected contributions to the plan for the respective time periods. However, the Company believes that contributions to fund its post-retirement benefit plan beyond the fiscal year 2018 are not practical to estimate due to changes in health care cost trend rates, mortality rates of plan participants, and the potential for the Company to change the type of health care plans offered or the level of contributions from plan participants.

The Company will revise its future filings, beginning with the fiscal year 2009 Form 10-K to include the following year’s expected contribution to its defined benefit pension plans in the contractual obligations table and will provide the following additional disclosure in a footnote to the table: “As further described in Note          “Retirement Plans” to the Consolidated Financial Statements, as of October 2, 2009, the Company’s defined benefit pension plans were [underfunded/overfunded] by $         million. Due to the impact of future plan asset performance, changes in interest rates and other economic and demographic assumptions the potential for changes in legislation in the United States and other foreign jurisdictions, the Company is not able to reasonably estimate the timing and amount of contributions to fund its defined benefit pension plans beyond the next fiscal year.”

Division of Corporation Finance

Securities and Exchange Commission

January 14, 2009

The Company will also include the expected benefit payments for its post-retirement benefit plan from fiscal year 2010 to fiscal year 2019 in the contractual obligations table and will provide the following additional disclosure in a footnote to the table: “As further described in Note          “Retirement Plans” to the Consolidated Financial Statements, as of October 2, 2009, the Company’s post-retirement benefit plan had an estimated total benefit obligation of $         million. Due to changes in health care cost trend rates, mortality rates of plan participants, and the potential for the Company to change the type of health care plans offered or the level of contributions from plan participants, the Company is not able to reasonably estimate the timing and amount of contributions to fund its post-retirement benefit plan beyond fiscal year 2019.”

Item 8.	Financial Statements and Supplementary Data, page 85

Note 1. Summary of Significant Accounting Policies, page 89

-Revenue Recognition, page 92

2.	We note your reference to sales discounts and rebates on page 35. As applicable, please revise future filings to disclose the nature of any discounts, rebates or other sales incentives you offer your customers. Please also revise future filings to disclose how any sales incentives impact your revenue recognition.

The Company respectfully advises the Staff that the reference to sales discounts and rebates in Risk Factors on page 35 is a general statement regarding regulatory restrictions on sale and marketing promotional activities. The Company has historically not offered any rebates to its customers. The Company will modify this risk factor in future filings to remove the reference to sales rebates.

The Company also respectfully advises the Staff that the Company may price certain transactions at amounts that are below the list prices of its products and services. These price reductions represent sales discounts and are negotiated separately for each transaction. Sales discounts are recognized as reductions of revenues at the time of sale. The Company will revise its revenue recognition policy in future filings to clarify that revenues are recognized net of sales discounts. The Company believes that other revenue recognition issues have been addressed in the revenue recognition policy in Note 1 of its Consolidated Financial Statements.

Division of Corporation Finance

Securities and Exchange Commission

January 14, 2009

Form 8-K Dated October 23, 2008

3.	We note that you refer to your non-GAAP measure as “pro forma” earnings per share from continuing operations. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP measures.

In future filings, the Company will omit the pro forma terminology when referring to its non-GAAP measures.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VMS filed this letter with the SEC via EDGAR and faxed a courtesy copy to you, Tara Harkins and Martin James. If you have any questions regarding this response, please contact me at 650 424 6803.

Very truly yours,

/s/ Elisha W. Finney
Elisha W. Finney Senior Vice President, Finance and Chief Financial Officer

cc:	Tara Harkins
Martin James